Filed by Providian Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Providian Financial
Corporation
Commission File No.: 001-12897

     Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Washington Mutual and Providian, including future financial and operating results and performance; statements about Washington Mutual’s and Providian’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual’s and Providian’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Washington Mutual and Providian. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Providian may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Providian may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) competition from other financial services companies in Washington Mutual’s and Providian’s markets; and (8) general business and economic conditions, including movements in interest rates, which could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Washington Mutual and Providian filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Washington Mutual nor Providian undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

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     This communication is being made in respect of the proposed merger transaction involving Washington Mutual and Providian. In connection with the proposed transaction, Washington Mutual and Providian will prepare a registration statement on Form S-4 containing a proxy statement/prospectus for the shareholders of Providian to be filed with the SEC, and each will be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, investors are urged to read the proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The final proxy statement/prospectus will be mailed to Providian’s shareholders. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Internet site (http://www.sec.gov). The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations.”

     Washington Mutual, Providian and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Washington Mutual’s directors and executive officers is available in Washington Mutual’s proxy statement for its 2005 annual meeting of shareholders and Washington Mutual’s 2004 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2005 and March 14, 2005, respectively, and information regarding Providian’s directors and executive officers is available in Providian’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 31, 2005. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is file with the SEC.

*     *     *

     The following is an article in a Providian employee newsletter:

The Next Chapter... “I want to thank you and congratulate you for helping to make Providian an ongoing success story. Today should be viewed as the beginning of another chapter in our evolution. We have begun something great here at Providian, and now we have the opportunity to build something even better with Washington Mutual.” — Joe Saunders, Company Voicemail

News

Washington Mutual to Acquire Providian

A closer look at Washington Mutual...

With last week’s announcement of the pending acquisition of Providian by Washington Mutual, you undoubtedly have questions about the Seattle-based company. First of all, as Joe has said, Providian will become part of Washington Mutual but will remain substantially intact operationally. To familiarize you with Washington Mutual, here is a brief overview of its business structure, corporate culture and management staff.

Company Overview
Washington Mutual is one of the country’s largest financial institutions, with nearly $320 billion in assets. After the merger is complete, Washington Mutual will be the fifth largest consumer lender in the United States. Washington Mutual has more than 52,000 employees in over 2,400 commercial banking, mortgage lending, financial services and retail banking offices across the country.

     Washington Mutual currently has three main business lines:

•	Retail Banking – Washington Mutual’s award-winning, patented Occasio™ retail banking approach combines banking and friendly customer service in a unique, welcoming environment. The concept represents the company’s innovative, holistic approach to retail banking, combining a variety of elements to create an inviting customer experience.

•	Mortgage Banking – Washington Mutual is one of the country’s leading mortgage lenders for middle market consumers. Last year, WaMu funded more than $250 billion in home loans for individuals and families.

•	Commercial Banking – Washington Mutual is the nation’s leading apartment lender, originating a record $8.16 billion in apartment loans in 2004.

     The acquisition of Providian will make credit cards Washington Mutual’s fourth line of business. Providian’s financial and management strengths,

Headquarters: Seattle, Washington

CEO: Kerry Killinger

Founded: 1889

IPO Date: 1983

NYSE Symbol: WM

Total Assets: $320 billion*

Total Deposits: $184 billion*

Employees: 52,000

Offices: 2,400 nationwide

Target Market: Everyday people and small to medium-sized businesses

Lines of Business: Retail Banking, Mortgage Banking, Commercial Banking, and Credit Cards (when the acquisition is complete)

Company Values: Fair, Kind, Human, Dynamic, Driven

Workplace Awards: FORTUNE Best Companies to Work For in 2003 and 2004, FORTUNE Best Companies for Minorities, Working Woman Best Companies for Executive Women, Working Woman Best Supplier Diversity Ranking

*As of March 31, 2005

The Buzz . June 13, 2005 . Page 1

along with the focus on mainstream American consumers, is a natural fit for Washington Mutual, which had been working to diversify into the credit card industry.

Company Culture
Like Providian, Washington Mutual has a strong set of corporate values: Fair, Caring, Human, Dynamic, and Driven. Its goals and business practices are in line with the Providian Values of Integrity, Respect, Excellence, Clarity, and Teamwork in dealing with customers and co-workers.

The Washington Mutual brand and corporate culture are friendly and customer-focused. Washington Mutual’s employees take a light-hearted approach to their identity; in fact, they affectionately call the company “WaMu” (pronounced Wah-Moo) and the employees “WaMulians.” The company works hard to make its offices open, positive, and supportive to motivate and inspire employees, and help them develop and grow. Its progressive workplace has received numerous honors, such as FORTUNE Best Companies to Work For in 2003 and 2004, FORTUNE Best Companies for Minorities, Working Woman Best Companies for Executive Women, and Working Woman Best Supplier Diversity Ranking.

Washington Mutual employees, like Providian’s, are generous and giving in their communities. Employees give thousands of hours of volunteer time and millions of dollars in donations to their communities each year. The company encourages its employees to donate time and energy to worthy causes – and employees who work 20 hours or more per week are eligible for up to four hours of paid time off each month to do volunteer work. And, just as we do at Providian, WaMu also partners with local nonprofits to help those in need. One of the company’s premier nonprofit programs is an exclusive partnership with Earvin “Magic” Johnson and the Johnson Development Corporation to bring affordable home loans to urban borrowers. To date, the success of the program has led to 22 urban home loan offices being opened.

Management Team

Washington Mutual is led by Chairman and CEO Kerry Killinger, who joined the company in 1982. In 2001, American Banker magazine named him its “Banker of the Year.” Under his leadership, Washington Mutual has grown into the sixth largest financial institution in the U.S.

Stephen Rotella is the company’s President and Chief Operating Officer. He came to Washington Mutual in 2005 from JPMorganChase. Providian CEO Joe Saunders will report to Mr. Rotella once the acquisition is complete.

In the News

WaMu/Providian transaction gains significant media coverage

The announcement that Washington Mutual would acquire Providian has garnered significant media attention, with stories appearing in most major newspapers and coverage on many national and local TV and radio stations. Providian provided additional comments to The New York Times, The Los Angeles Times, the Fort Worth Star-Telegram, Dow Jones, Barrons.com, New England Cable News, and PRWeek magazine, just to name a few, and Joe took part in interviews with the San Francisco Chronicle and Seattle Post-Intelligencer. Following are some statements regarding the acquisition:

“We are moving into a new era and it’s a better era than we have seen. We have come a long way in three years.” – Joe Saunders in Monday’s investor call

“[Providian’s] a dramatically different company than it was three or four years ago. Most of the portfolio is right in the sweet spot for WaMu – it’s more of what we call the broad middle market... it matches our customer base well.” – Kerry Killinger, Washington Mutual Chairman and CEO, quoted in The LA Times

“Washington Mutual’s size and resources will allow us to operate with a lower cost structure and greater efficiency than we could on our own. The compelling combination also enables us to leverage the strength

The Buzz . June 13, 2005 . Page 2

of Washington Mutual’s nationally recognized brand and utilize its more than 2,000 retail stores as a new growth channel.” – Joe Saunders in Providian’s press release

“It would give us a certain amount of diversification and help smooth out the revenue streams over time. It’s a highly profitable business if it’s done correctly, and we think the team at Providian has done a great job turning things around.” – Kerry Killinger quoted in The LA Times

“If you look at the products we have available to our customers, the credit card is a major hole in that offering. We are looking at developing a balanced business model that has diversification, and credit cards gives us an improvement in that.” – Kerry Killinger quoted in The New York Times

Answers to Some Common Questions

Naturally, employees have a lot of questions concerning the acquisition. While many of the details will be worked out over the next few months, here are a few common questions for which we currently have answers.

Are we still going to issue Providian cards, or are they going to be Washington Mutual cards?
We will retain the Providian brand at least through the close of the merger and perhaps beyond. According to Kerry Killinger, we will spend the interim looking carefully at the Providian brand to assess whether to retain the brand within the credit card division. What we do know is that Washington Mutual customers will receive a Washington Mutual branded credit card. In any case, as Joe said, “When you have 10 million customers, you can’t just flip something overnight.”

Who will be our CEO after the merger?
Washington Mutual’s Chairman and CEO Kerry Killinger will lead our combined companies. Joe Saunders will continue to head the credit card division, reporting to Steve Rotella, Washington Mutual’s president and chief operating officer.

Is there a specific date for the completion of the merger?
There is no specific date for the completion of the transaction, although we anticipate it will be sometime in the fourth quarter of this year, following regulatory and Providian shareholder approval.

What was the total purchase price?
WaMu will acquire Providian for a total transaction value of approximately $6.5 billion in stock and cash (based on the valuation on the date the merger agreement was signed).

When am I going to hear something new?
We are currently working on a communications plan and we will keep employees posted on any significant new developments as they occur.

The Buzz . June 13, 2005 . Page 3

IMPORTANT LEGAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving Washington Mutual and Providian. In connection with the proposed transaction, Washington Mutual and Providian will prepare a registration statement on Form S-4 containing a proxy statement/prospectus for the shareholders of Providian to be filed with the SEC, and each will be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, investors are urged to read the proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The final proxy statement/prospectus will be mailed to Providian’s shareholders. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Internet site (http://www.sec.gov). The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab ”About WaMu“ and then under the heading ”Investor Relations” or by accessing Providian’s website at www.providian.com under the tab ”About Providian“ and then under the heading ”Investor Relations”.

Washington Mutual, Providian and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Washington Mutual’s directors and executive officers is available in Washington Mutual’s proxy statement for its 2005 annual meeting of shareholders and Washington Mutual’s 2004 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2005 and March 14, 2005, respectively, and information regarding Providian’s directors and executive officers is available in Providian’s proxy statement for its 2005 annual meeting of shareholders and Providian’s Annual Report of Form 10-K, which were filed with the SEC on March 31, 2005. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

The Buzz . June 13, 2005 . Page 4